Contact

www.linkedin.com/in/texbarnes
(LinkedIn)
viva.fund (Company)

Top Skills

Public Speaking
Data Analysis
Community Outreach

Languages

Spanish (Professional Working)

Dr. Michael Barnes

Co-Founder & CEO @Viva - a 'rent to invest' platform where
landlords & renters build wealth side by side. ~*Now hiring!*~
Austin, Texas Metropolitan Area

Summary

Co-Founder & CEO of Viva - which helps landlords save money
while renters build wealth. Former CEO of TeacherTalent, a
Techstars co. (Acquired 2018). I am committed to helping create
a more equitable world. I advise and invest in diverse and social
impact teams.

Experience

Viva Equity
Co-Founder & CEO
July 2021 - Present (2 years 7 months)

Viva helps landlords boost NOI by offering targeted cash rewards to renters.
Renters rewards accumulate in an interest-bearing account so they can build
generational wealth.

Texas Education Agency
Director
February 2020 - July 2021 (1 year 6 months)

Previously: Manager, Texas Reading Academies

Radical Equity Fund
Co-Founder & GP
September 2019 - July 2021 (1 year 11 months)
Austin, Texas Area

We advise and invest in diverse and social impact teams, including Gardenio,
CreationCrate, MoolahU, Grind Coffee Co., Nixta Taqueria, and most recently
Viva, which helps ensure equity for all through housing (PropTech + FinTech).
We are the creators of the School of the Future pop-up learning experience,
and the forthcoming #EquityEconomy Podcast.

Quality People
Co-Founder / VP / Product
October 2018 - August 2019 (11 months)

Austin, Texas Area

We are building on the core vision of TeacherTalent (acquired) to ensure there is an excellent teacher in every classroom in America. As well, Quality People will generally ensure that the right opportunities are introduced to the right people at the right time, so everyone can grow and thrive in our society.

TeacherTalent

Co-Founder / CEO

February 2017 - October 2018 (1 year 9 months)

Austin, Texas Area

We help schools find and keep the best talent. A Techstars company. Exited via acquisition in October, 2018.

The University of Texas at Austin

Educational Researcher (PhD awarded)

2013 - May 2018 (5 years)

PhD in Educational Leadership and Policy, from the Department of Educational Administration.

Code RGV

(boot) Code Academy, Project Director

June 2016 - January 2017 (8 months)

Leverage Texas Workforce Development Grants to train 25+ diverse adults (chosen from 450+ applicants) from a rural, underserved region (Rio Grande Valley) to earn their credentials as entry-level Full Stack Web Developers.

Real Good Apps

Co-Founder / CEO

April 2014 - January 2017 (2 years 10 months)

Austin, Texas Area

Produced ForeverCard, an award winning business card scanner and contact management app.

Austin Voices for Education and Youth

Project Manager, Federal Full-Service Community Schools Grant

November 2015 - June 2016 (8 months)

Lanier High School (Feeder Pattern)

Oversee a team of 8 in implementing a $2.5M, 5-year Federal Community Schools Grant.

Austin Achieve
Manager of Systems Design and Operations / Director of Talent
September 2013 - October 2015 (2 years 2 months)

Developed a novel model for talent recruitment, which resulted in a database of 55,000 qualified prospects, and in excess of 1,000 applications annually for 25+ open positions.

Proposed and facilitated "Pivot" - an authentic district / campus change model that supported teacher retention through collective decision making around budget, staffing, and key program changes. Achieved 91% retention at a crucial early stage in the life cycle of a charter school district.

Teach For America
School Director
January 2014 - August 2014 (8 months)
Houston, Texas, United States

The Edcouch & Elsa Citizen
Project Manager / Web Developer
September 2008 - April 2014 (5 years 8 months)

The Edcouch & Elsa Citizen is committed to providing dynamic web services to municipal governments, non-profit organizations, and small businesses.

Fun fact: It was originally intended to be a community newspaper!

Edcouch-Elsa I.S.D.
Teacher
2006 - June 2013 (7 years)

Math and History Teacher, as well as Dept. Head (History) and Team Leader.

Viva - la maquina!

_____

Education

The University of Texas at Austin
Doctor of Philosophy (Ph.D.), Educational Leadership and
Policy · (2013 - 2018)

Austin Coding Academy
Advanced Javascript Full Stack (MERN) · (2019 - 2019)

The University of Texas-Pan American

MSCS (Master's), Computer Science · (2008 - 2013)

Macalester College

Bachelor of Arts (BA), Political Science · (2002 - 2006)